Mail Stop 6010

August 21, 2007

Trevor Fetter
Chief Executive Officer
Tenet Healthcare Corporation
13737 Noel Road Suite 100
Dallas, TX 75240

> **Re:** **Tenet Healthcare Corporation**
> **Definitive Proxy Statement**
> **Filed April 2, 2007**
> **File No. 001-07293**

Dear Mr. Fetter:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 9

1.   You disclose that the board reviews any interests a director may have that would preclude the board from determining that the director has no material relationship with the company. Please provide greater detail so as to fully describe the nature of any such transactions, relationships or arrangements considered by the board in making the independence determinations. Please see Instruction 3 to Item 407(a)(3) of Regulation S-K.

Director Compensation Table, page 15

2.   Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

Compensation Discussion and Analysis, page 20

3.   Please expand your Compensation Discussion and Analysis to discuss how specific forms of compensation are structured and implemented to reflect your named executive officer's individual performance describing the elements of individual performance that are taken into account in determining compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

4.   Your disclosure under "Annual Performance Review and Compensation Process" on page 22 indicates that during January and February of each year you set goals for the current year. Please expand your Compensation Discussion and Analysis to include a discussion of the goals you have set for the current year and provide an analysis of how such goals will affect the calculation of amounts awarded to your named executive officers under the various elements of your compensation program. Refer to the text of Securities Act Release 33-8732A, marked by footnote 86.

5.   We note that the Compensation Committee used "tally sheets" summarizing the compensation of each named executive officer. Please add disclosure addressing the extent to which the information in the tally sheets comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheets useful in determining the various elements of compensation for the named executive officers. The Committee's analysis of the tally sheets and how it resulted in specific awards should be described in complete detail.

6.   We see from your Summary Compensation Table that your Chief Executive
        Officer received stock and option awards that were significantly more valuable
        than those received by your other named executive officers. Given this disparity,
        please include a more detailed discussion of how and why the equity incentives
        granted to your Chief Executive Officer differ from the incentives granted to the
        other named executive officers. If policies or decisions applicable to a named
        executive officer are materially different from those applicable to the other
        officers, this should be discussed on an individualized basis. Refer to
        Section II.B.1 of Commission Release No. 33-8732A.

Role of the Compensation Committee, page 22

7.   With respect to the engagement of Frederic W. Cook and Co., please provide the
        full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a
        description of the nature and scope of the consultant's assignment or the material
        elements of the instructions or directions given to the consultant with respect to
        the performance of its duties under the engagement.

Performance Based Bonus, page 24

8.   You disclose that you have established specific goals in connection with the
        calculation of the amounts to be awarded as performance based bonuses under the
        Annual Incentive Plan. Please disclose the specific goals and the weighting and
        measurement process associated with those goals. To the extent you believe that
        disclosure of the information would result in competitive harm such that the
        information could be excluded under Instruction 4 to Item 402(b), please provide
        us with a detailed explanation supporting your conclusion. To the extent that it is
        appropriate to omit specific targets or performance objectives, you are required to
        provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of
        Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K
        Interpretations available on our website at www.sec.gov. In discussing how
        difficult or likely it will be for the registrant to achieve the target levels or other
        factors, you should provide as much detail as necessary without disclosing
        information that poses a reasonable risk of competitive harm.

Equity Incentive Plan Compensation, page 26

9.   You disclose that you use a market value transfer methodology to determine the
        aggregate pool of grants of equity compensation available each year and that the
        Committee approves the aggregate market value transfer for your equity awards
        based on the median of peer company aggregate market value transfer. Please
        disclose the percentage of market value that you transferred under your equity
        plans.

Severance Benefits Related to a Change of Control, page 31

10.   We note that as a condition to receiving any severance benefits under the ESP, each executive will be required to execute a severance agreement and general release that will contain restrictive covenants regarding non-compensation, confidentiality, non-disparagement and non-solicitation. As required by Item 402(j)(4) of Regulation S-K, please disclose the duration of such agreements and provisions regarding the waiver of breach of such agreements.

11.   We note from your disclosure under "Potential Payments Upon Termination or Change of Control" beginning on page 46 that the amounts payable upon non-cause termination without, or after, a change in control vary for your named executive officers, ranging from two to three year periods. Please discuss and analyze how these periods were negotiated and how and why the specified periods were agreed to by the company and why the periods vary among the officers.

Summary Compensation Table, page 37

12.   We note that Mr. Pullen served as interim Chief Financial Officer during 2006. As such, the disclosure regarding Mr. Pullen's compensation for 2006 should be considered as being made pursuant to Item 402(a)(3)(ii) of Regulation S-K. Please revise your disclosure to include your three most highly compensated executive officers other than your principal executive officer and principal financial officer who were serving as executives at the end of 2006. Refer to Item 402(a)(3)(iii) of Regulation S-K.

13.   To the extent applicable, please identify and quantify the various items that are aggregated under "All Other Compensation." Refer to Instructions 3 and 4 to Item 402(c)(2)(ix).

Grants of Plan-Based Awards Table, page 39

14.   It appears that the performance based bonuses payable under your Annual Incentive Plan should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please revise as appropriate.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney